Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

December 6, 2023

Re:	Schedule 13E-3 filed September 13, 2023 SEC File No. 5-91698 Form F-4 filed September 6, 2023 Filed by Vitru Brazil Ventures, Holdings & Trade Inc. SEC File No. 333-274353

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Christina Chalk

Ladies and Gentlemen:

On behalf of our clients, Vitru Brasil Empreendimentos, Participações e Comércio S.A. (“Vitru Brazil” or the “Registrant”) and Vitru Limited, an exempted company incorporated in the Cayman Islands (“Vitru Cayman” and jointly with Vitru Brazil, the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated November 30, 2023 (the “Comment Letter”). On September 6, 2023, Virtu Brazil publicly filed an initial Registration Statement on Form F-4 (as amended or supplemented from time to time, the “Registration Statement”), and on September 13, 2023 Vitru Brazil and Vitru Cayman filed a Schedule 13E-3 (as amended or supplemented from time to time, the “Schedule 13E-3”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). The Registrant has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in Amendment No. 2.

Schedule 13E-3/A filed November 15, 2023 and Amendment 1 to Form F-4 filed on November 15, 2023

General

2.	The disclosure about what Vitru Cayman security holders will receive in the Merger is unclear and should be generally revised throughout the prospectus. For example, disclosure in the first paragraph on the cover page of the prospectus states: "Holders of common shares, or 'Vitru Cayman Shares'...will receive either Vitru Brazil Shares or Vitru Brazil ADSs..." However, in multiple other places in the prospectus, you disclose that "each holder of Vitru Cayman Shares will receive, in lieu of Vitru Brazil Shares, [one] Vitru Brazil ADS...

for each Vitru Cayman Share that they hold to the extent they do not make a valid Election to receive Vitru Cayman Shares (emphasis added)." Our understanding from the prospectus disclosure is that Vitru Cayman Shares will be eliminated after the Merger so we do not understand this statement. Please revise or advise. In addition, the fact that Vitru Brazil ADSs are the default Merger consideration to be issued unless a security holder affirmatively elects to receive Vitru Brazil Shares is not clear and should be emphasized throughout the prospectus, especially given your intention to terminate the Deposit Agreement and dissolve the ADSs shortly after the Merger.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover and pages x, xvi, xviii, 4, 19, 46, 54 and 109 of Amendment No. 2 in response.

Special Factors, page 1

3.	Refer to comment 2 in prior comment letter. While you have included a Special Factors section as requested, that section must contain all of the disclosure required by Items 7, 8 and 9 of Schedule 13E-3, rather than incorporating by reference to disclosure that appears later in the document. Please revise. See Rule 13e-3(e)(1)(ii).

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 9-21 of Amendment No. 2 in response.

Appraisal Report by Apis Consultoria e Avaliacoes Ltda, page 33

4.	We note the new disclosure on page 34 stating that in addition to publicly available information about Vitru Cayman, the Appraiser also received and used in its analysis "certain financial and other information provided to it by Vitru Cayman." To the extent that the Appraiser received non-public forecasts and projections or other materials, these must be included in the prospectus. Please additionally include a section discussing the underlying assumptions and limitations on any projections included.

Response: The Company respectfully acknowledges the Staff’s comment and advises that it did not provide projections to the Appraiser. The Company has revised the disclosure on page 14 of Amendment No. 2 in response.

Summary of Appraiser's Analysis, page 35

5.	Expand this section to describe the analysis of the book value of shareholders' equity of Vitru Cayman and the results yielded. If the Appraiser's analysis simply verified the book value reflected in Vitru Cayman's statement of financial position as of September 30, 2023, as an accounting audit would normally do, please revise to clarify.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 16 of Amendment No. 2 in response.

Vitru Cayman's Reasons for the Merger, page 37

6.	This section addresses the factors Vitru Cayman considered in determining this transaction is fair to its unaffiliated security holders. Therefore, consider revising the heading to make clear that this is the section of the disclosure document that describes the Vitru Cayman board's fairness analysis. In addition, see our comment above about relocating this and other disclosure to an expanded Special Factors section.

Response: The Company respectfully acknowledges the Staff’s comment and has revised

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the disclosure on pages 11 and 44 of Amendment No. 2 in response.

7.	In the last sentence of the first paragraph of this section, you state that: "The Vitru Cayman board of directors unanimously reasonably believes that the Proposed Transaction is fair to the unaffiliated holders of Vitru Cayman Shares." However, in the first sentence of the last paragraph of the same section on page 39, you disclose the following: "Neither Vitru Cayman nor its affiliates undertook a formal evaluation of the fairness of the transaction to the unaffiliated security holders." Please revise to reconcile these two statements, consistent with all filing persons' obligation to express a view on fairness to unaffiliated holders pursuant to Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 45 of Amendment No. 2 in response.

8.	Where a going private transaction affects different groups of target security holders differently, the parties' fairness analysis must separately address fairness to each such group of unaffiliated security holders. See Question 19 in Exchange Act Release No. 17719 (April 13, 1981). Here, it appears likely that many current Vitru Cayman ADS holders will not retain an equity interest in Vitru Brazil after the Merger, due to your intention to terminate the ADS Deposit Agreement, the lack of any trading market for the Vitru Brazil Shares in the United States after the Nasdaq delisting of the ADSs, and the difficulties and limitations associated with holding Vitru Brazil Shares directly. Please revise to specifically address fairness to current ADS holders who will have their Vitru Brazil ADSs dissolved soon after the Merger and will have the underlying Vitru Brazil Shares liquidated into the new market on the B3 for unknown consideration.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 12 of Amendment No. 2 in response.

9.	Refer to the second paragraph in this section on page 37. Remove the qualifier "believes" in the first sentence, as the Vitru Cayman board of directors must describe all material factors it considered in analyzing fairness.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 11 of Amendment No. 2 in response.

Vitru Brazil's Reasons for the Merger, page 39

10.	See our comments above on the corresponding section entitled "Vitru Cayman's Reasons for the Merger." Please address those comments as to Vitru Brazil, to the extent applicable.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 11, 13 and 44-46 of Amendment No. 2 in response.

11.	Refer to the second sentence in this section, where you state that the Vitru Brazil board deems the Merger fair to unaffiliated shareholders of Vitru Cayman "for the same reasons and considering the same factors as Vitru Cayman." To the extent that Vitru Brazil did not perform its own analysis of the factors listed, it should expressly adopt the analysis of Vitru Cayman. In addition, this section should be generally revised to avoid references to factors considered by Vitru Brazil, since none are listed. See our next comment and additionally, the first sentence of the second paragraph of this section, which refers to a discussion of factors and analysis which is not included.

Response: The Company respectfully acknowledges the Staff’s comment and has revised

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the disclosure on pages 11-13 and 44-46 of Amendment No. 2 in response.

12.	Refer to the last paragraph in this section, which states: "The sequence in which the factors described below are presented is not intended to reflect their relative importance." However, no factors are listed. Please revise or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 45-46 of Amendment No. 2 in response.

* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Lourenço Lopes-Sabino at 212-450-6139 or lourenco.lopes-sabino@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer of Vitru Cayman and Vitru Brazil.

Denilza Portela, Partner, PricewaterhouseCoopers Auditores Independentes Ltda.

Leandro Camilo, Partner, PricewaterhouseCoopers Auditores Independentes Ltda.

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